

10031386

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
JUL - 6 2010
Washington, DC
193

SEC FILE NUMBER
8-31215

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/2009 (MM/DD/YY) AND ENDING 04/30/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: James W. Humbard DBA: A + A Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1151 Gibson Road
(No. and Street)

Selah	WA	98942
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James W. Humbard (509) 697-5651
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Villbrandt, Stark & Moorer, PLLC
(Name – *if individual, state last, first, middle name*)

18 So. 4th Ave.	Yakima	WA	98902
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, James W. Humbard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of James W. Humbard (A Sole Proprietorship), as of April 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



CAROL J. FISCHER
COMMISSION EXPIRES
NOTARY
PUBLIC
1-29-13
STATE OF WASHINGTON

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JAMES W. HUMBARD
(A SOLE PROPRIETORSHIP)
FINANCIAL STATEMENTS

APRIL 30, 2010 and 2009

TABLE OF CONTENTS

Villbrandt, Stark & Moorer, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
Accounting Services • Tax Planning & Preparation

Mr. James W. Humbard
Selah, Washington

We have audited the accompanying statements of financial condition of James W. Humbard (a sole proprietorship) as of April 30, 2010 and 2009, and the related statements of income and proprietor's equity and cash flows for the years then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of James W. Humbard. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform each audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of James W. Humbard (a sole proprietorship) as of April 30, 2010 and 2009, and the results of operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained on p[ages 7 through 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

This report is intended solely for the information and use of James W. Humbard and regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Villbrandt, Stark & Moorer, PLLC



June 14, 2010
Yakima, Washington

Member Washington Society of Certified Public Accountants
18 So. 4th Ave Yakima, WA 98902
Phone (509) 575-1510 • Fax (509) 575-1558

JAMES W. HUMBARD
(A SOLE PROPRIETORSHIP)
STATEMENT OF FINANCIAL CONDITION

APRIL 30, 2010 and 2009

	2010	2009
ASSETS		
CURRENTS ASSETS		
Cash	$ -	$ 8,807
Cash deposit with Clearing organization	8,194	8,194
Accounts receivable	50	50
Total Current Assets	8,244	17,051
Central Registration Deposit	9,000	-
TOTAL ASSETS	$ 17,244	$ 17,051
PROPRIETOR EQUITY		
PROPRIETOR EQUITY	$ 17,244	$ 17,051

See accompanying notes to financial statements

JAMES W. HUMBARD
(A SOLE PROPRIETORSHIP)
STATEMENT OF FINANCIAL CONDITION
APRIL 30, 2010 and 2009

	2010	2009
ASSETS		
CURRENTS ASSETS		
Cash	$ -	$ 8,807
Cash deposit with clearing organization	8,194	8,194
Accounts receivable	50	50
Total Current Assets	8,244	17,051
Central registration deposit	9,000	-
TOTAL ASSETS	$ 17,244	$ 17,051
PROPRIETOR EQUITY		
PROPRIETOR EQUITY	$ 17,244	$ 17,051

See accompanying notes to financial statements

JAMES W. HUMBARD

(A SOLE PROPRIETORSHIP)

STATEMENT OF INCOME AND PROPRIETOR'S EQUITY

YEARS ENDED APRIL 30, 2010 and 2009

	2010	2009
REVENUE		
Commissions	$ 7,653	$ 19,545
Interest	4	66
Total Revenues	7,657	19,611
OPERATING EXPENSES	3,862	2,832
NET INCOME (LOSS)	3,795	16,779
PROPRIETOR EQUITY, beginning of year	17,051	24,672
CAPITAL CONTRIBUTION	9,000	-
PROPRIETOR WITHDRAWALS	(12,602)	(24,400)
PROPRIETOR EQUITY, end of year	$ 17,244	$ 17,051

See accopmanying notes to financial statements

JAMES W. HUMBARD
(A SOLE PROPRIETORSHIP)
STATEMENT OF CASH FLOWS

YEARS ENDED APRIL 30, 2010 and 2009

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 3,795	$ 16,879
Adjustments to reconcile net income to net cash flows		
Deposit with clearing organization	-	(66)
Net cash form operating activities	3,795	16,813
CASH FLOWS FROM INVESTING ACTIVITIES		
Central registration deposit	(9,000)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contribution	9,000	-
Proprietor withdrawals	(12,602)	(24,500)
	(3,602)	(24,500)
NET INCREASE (DECREASE) IN CASH	(8,807)	(7,687)
CASH, beginning of year	8,807	16,494
CASH, end of year	$ -	$ 8,807

See accopmanying notes to financial statements

JAMES W. HUMBARD
(A Sole Proprietorship)

Notes to Financial Statements

April 30, 2010 and 2009

(1) **Summary of Significant Accounting Policies**

Nature of Business
James W. Humbard (the Proprietorship) is registered with the Securities and Exchange Commission as a broker/ dealer under the Securities Exchange Act of 1934 and is a member of The Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Proprietorship serves clients primarily located in Eastern Washington.

All securities transactions are cleared through another broker/dealer on a fully disclosed basis. The Proprietorship does not hold or receive funds of subscribers of securities of issuers, and does not hold customer funds or securities.

Proprietorship Accounting
The financial statements have been prepared solely from the securities dealer accounts of James W. Humbard and do not include the personal accounts of the owner or those of any other operation in which he is engaged.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of asset and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Federal Income Taxes
The Proprietorship is not a tax-paying entity for purposes of federal income tax. Accordingly, no provision has been made in these financial statements for federal income tax.

Revenue Recognition
The Proprietorship recognizes commission income net of clearing fees on a trade date basis.

(2) **Related Party Transactions**
The Proprietorship uses, at no cost, office space, and services provided by related businesses of the Proprietor.

Net Capital Requirements
The Proprietorship is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At April 30, 2010, the Proprietorship had net capital of $ 17,247 which was $12,247 in excess of its required net capital of $5,000. The Proprietorship had no aggregate indebtedness at April 30, 2010 and 2009.

(4) Possession or Control Requirements

The proprietor adheres to the exemption provisions of SEC rule 15c-3(k)(2)(B) by having Clients send all funds and securities to the correspondent broker/dealer who carries the customer accounts. Therefore, the Proprietorship does not hold or have any possession or control of customer funds or securities.

(5) Subsequent Event

The Mr. James W. Humbard, proprietor has entered into an agreement to sell the broker dealer business to North Suffolk Wealth Management, Inc. as of May 20, 2010. North Suffolk Wealth Management is owned by Mr. Terrence M. Stiles and associates. Mr. Stiles has made deposit into the broker dealer business for registration and capitalization in the amount of $ 9,000.

SUPPLEMENTAL INFORMATION

JAMES W. HUMBARD
(A SOLE PROPRIETORSHIP)
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

YEARS ENDED APRIL 30, 2010 and 2009

	2010	2009
Computation of net capital		
Total proprietor equity	$ 17,244	$ 17,051
Non-allowable assets: securties not readily marketable	-	-
Net capital	$ 17,244	$ 17,051
Aggregate indebtedness	$ -	$ -
Computation of basic net capital requirement		
Minnimum net capital requires greater of 6-2/3% of total aggregate indebtedness	$ -	$ -
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000	$ 5,000
Excess net capital	$ 12,244	$ 12,051
Net capital less 10% of aggregate indebtedness	$ 12,244	$ 12,051
percentage of aggregate indebtedness to net capital	0%	0%
Reconciliation with Proprietorship's computation (included in form X-17A-5, FOCUS Part II A)		
Net capital as reported in Proprietorship's FOCUS report	$ 17,244	$ 17,051

JAMES W. HUMBARD
(A SOLE PROPRIETORSHIP)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS Under SEC Rule 15c3-3, Exemption Provision

APRIL 30, 2010 and 2009

The proprietorship claims exemption from the reserve requirements of rule 15c3-3 under the following provision:

(k)(2)(ii) All customer transactions are cleared through another broker/dealer on a fully disclosed basis.

JAMES W. HUMBARD

(A SOLE PROPRIETORSHIP)

Statement pursuant to SEC Rule 15c3-1(c)(2)(iii)

APRIL 30, 2010 and 2009

I hereby represent that my assets not used in the course of business as a broker/dealer are greater than my liabilities incurred outside of the course of business as a broker/dealer.



James W. Humbard

Villbrandt, Stark & Moorer, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
Accounting Services • Tax Planning & Preparation

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Mr. James W. Humbard
Selah, Washington

In Planning and performing our audits of the financial statements and supplementary information of James W. Humbard (a sole proprietorship) for the years ended April 30, 2010 and 2009 in accordance with auditing standards generally accepted in the United States of America, we considered its internal control, as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing our opinion on the effectiveness of the Proprietorship's Internal control. Accordingly, we do not express an opinion on the effectiveness of the Proprietorship's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by James W. Humbard, including consideration of control activities for safeguarding securities, This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemption provisions of rule 15c3-3. Because the Proprietorship does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Proprietorship in any of the following:

1. Making quarterly securities examinations, counts, verifications rule, and comparisons and the recordation of differences required by rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Proprietorship is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above- mentioned objectives. Two of the objectives of internal control and the practices are to provide management with reasonable, but not absolute, assurance that assets for which the Proprietorship has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting procedures. Rule 17a-5(g) lists objectives of the practices and procedures listed in the preceding paragraph.

Member Washington Society of Certified Public Accountants
18 So. 4th Ave Yakima, WA 98902
Phone (509) 575-1510 • Fax (509) 575-1558

Because of inherent limitations in internal control and the practices and procedures referred to above, error fraud may occur and not be detected. Also, projection of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control dies not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements of a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatements that is more that inconsequential will not be prevented of detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more that a remote likelihood that a material misstatement of the financial statements will mot be prevented detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we noted the following matter involving the control environment and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audits of the financial statements of James W. Humbard (a sole proprietorship) for the ears ended April 30, 2010 and 2009, and this report does mot affect our report thereon dated June 14, 2010.

One of the basis elements of a satisfactory internal control environment is an organization which provides appropriate segregation of duties. Because of the limited size of the Proprietorship, it is not possible for this to be achieved

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding ad on our study, we believe that the Proprietorship's practices and procedures, as described in the second paragraph of this report, were adequate at April 30, 2008 and 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of James W. Humbard and regulatory agencies that rely on 17a-5(g) under the Securities Exchange Act of1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Villbrandt Stark & Moorer PLLC.

VSM

June 14, 2010
Yakima, Washington